October 17, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cecilia Blye Office of Global Security Risk

Re:	POSCO Annual Report on Form 20-F

Dear Ms. Cecilia Blye:

Reference is made to your letter dated August 19, 2014 (the “Comment Letter”) addressed to POSCO (“POSCO” or the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Annual Report”). The Company would like to thank you for your review of the Annual Report.

The Company sets forth in this letter its responses to the numbered comments in your letter. For your convenience, the Company has included the text of the Staff’s comments in bold and keyed its responses accordingly. Page and paragraph references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

We expect to continue operations and investments relating to countries targeted by the United States and European Union economic sanctions, page 20.

1.	You state that you intend to continue to engage in business activities and make investments in countries that are deemed “Sanctions Targets.” Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since your letter to us dated October 28, 2011. You should describe any goods, technology, services or funds you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 2

In our Annual Report, we disclosed that our activities and investments in Iran, Syria and Sudan accounted for approximately 3.4% or our consolidated revenues in 2011, 1.4% in 2012 and 0.2% in 2013, and that we expect to continue to engage in business activities and make investments in countries that are deemed “sanctions targets” over the foreseeable future. With respect to the information on Cuba, Sudan and Syria requested by the Staff, we have engaged in limited business activities and investments in recent years, and we generated approximately 0.04% of our consolidated revenues from transactions in such countries in 2011, 0.03% in 2012, 0.01% in 2013 and 0.01% in the first half of 2014. Specifics of our business activities in Cuba, Sudan and Syria are as follows:

Cuba

•	POSCO did not sell any products or services in Cuba in 2011, 2012 and 2013. However, POSCO sold a limited volume of cold-rolled steel products in Cuba in the first half of 2014 and recognized revenues of Won 51 million (US$0.05 million as translated at the exchange rate of Won 1,014.4 to US$1.00 in effect on June 30, 2014).

Sudan

•	Daewoo International Co., Ltd. (“Daewoo International”), our subsidiary that primarily engages in the trading of steel and raw materials as well as investing in energy development projects, holds a 33.0% interest in General Medicines Company Ltd. (“General Medicines”), which is incorporated in Sudan and engages in the production and distribution of medical drugs. General Medicines generated revenues of Won 16,573 million (US$16 million) in 2011, Won 23,812 million (US$23 million) in 2012, Won 25,418 million (US$25 million) in 2013 and Won 10,485 million (US$10 million) in the first half of 2014 and had total assets of Won 15,565 million (US$15 million) as of December 31, 2011, Won 13,516 million (US$13 million) as of December 31, 2012, Won 13,767 million (US$14 million) as of December 31, 2013 and Won 16,501 million (US$16 million) as of June 30, 2014. In 2013, Daewoo International fully disposed of its 60.0% interest in Gezira Tannery Co., Ltd. (“Gezira Tannery”), which is incorporated in Sudan and engages in the manufacturing and exporting of semi-finished leather goods. Gezira Tannery discontinued operation of its factory in 2010 and was a subsidiary excluded from scope of consolidation due to the immateriality of its operations.

Items that are typically traded by Daewoo International with Sudanese entities primarily consist of pharmaceutical items sold through General Medicines, heavy construction equipment and commercial vehicles. From its trading activities with Sudanese entities, Daewoo International generated revenues of approximately US$21 million in 2011, US$13 million in 2012, US$7 million in 2013 and US$4 million in the first half of 2014.

•	POSCO sold a limited volume of silicon steel sheets in Sudan in 2011 and 2012. POSCO recognized revenues of Won 139 million (US$0.1 million) in 2011 and Won 208 million (US$0.2 million) in 2012 from such sales. POSCO did not sell any steel products or services in Sudan in 2013 or the first half of 2014.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 3

Syria

•	Daewoo International, from time to time, engages in trade with Syrian entities of chemical items, such as polyvinyl chloride, as well as sales of commercial vehicles including cargo trucks and automotive components used in the production of tires. From its trading activities with Syrian entities, Daewoo International generated revenues of approximately US$5 million in 2011, US$6 million in 2012, US$0.3 million in 2013 and US$0.05 million in the first half of 2014.

•	POSCO sold a limited volume of cold-rolled steel products in Syria in 2013 and recognized revenues of Won 414 million (US$0.4 million). POSCO did not sell any steel products or services in Syria in 2011, 2012 or the first half of 2014.

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan or Syria.

Given the very limited nature of the Company’s activities related to Cuba, Sudan and Syria as described above, the Company believes that its activities related to such countries do not pose any material risk to the reputation of the Company or any material investment risk for the Company’s security holders and would not be expected to have a material influence on a reasonable investor’s decision to invest in the Company’s securities, notwithstanding that Cuba, Sudan and Syria have been identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and export controls. The Company has considered both quantitative and qualitative factors in reaching this conclusion.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 4

The Company has taken note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism, including Cuba, Sudan and Syria. However, the Company’s activities related to Cuba, Sudan and Syria are very limited, and the Company has no indication of investment or divestment activities of the aforementioned state and municipal governments, universities, or other investors other than in the ordinary course of business. Therefore, the Company does not believe that the initiatives referenced in the Comment Letter have any actual or potential material impact on the Company’s business or financial condition. Although the Company recognizes that some current or prospective investors may decline to invest in the Company’s securities, the Company has no indication that any such decisions will be individually or collectively material to the Company’s financing activities or the value of its securities.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing is responsive to your inquiries. Please direct any further questions or comments to POSCO’s Finance Department at +82-2-3457-5724 (fax:+82-2-3457-1982), or POSCO’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax at 852-2160-1023 and e-mail at jhan@cgsh.com).

Sincerely,

/s/ Noh, Min-Yong
Noh, Min-Yong
Senior Vice President
Finance & Investment Division Finance Department

cc:	Pamela Long

Assistant Director

Division of Corporation Finance

Pradip Bhaumik

Special Counsel

Office of Global Security Risk

Jinduk Han

Partner

Cleary Gottlieb Steen & Hamilton LLP